APTORUM GROUP LIMITED
17 HANOVER SQUARE
LONDON W1S 1BN
UNITED KINGDOM

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on December 7, 2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on December 7, 2020. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D25673-P45837 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

APTORUM GROUP LIMITED

The Board of Directors recommends you vote FOR the following proposals:

1. To re-elect all seven directors to hold office until the next annual general meeting:

Nominees:

		For	Against	Abstain
1a.	To re-elect Mr. Ian Huen as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
1b.	To re-elect Mr. Darren Lui as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
1c.	To re-elect Dr. Clark Cheng as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
1d.	To re-elect Mr. Charles Bathurst as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
1e.	To re-elect Dr. Mirko Scherer as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
1f.	To re-elect Dr. Justin Wu as a director of the Company to hold office until the next annual general meeting;	☐	☐	☐
1g.	To re-elect Professor Douglas Arner as a director of the Company to hold office until the next annual general meeting; and	☐	☐	☐

		For	Against	Abstain
2.	To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company's independent auditors for the year ending December 31, 2020, and to authorize the Board of Directors to fix their remuneration.	☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members at the close of business on October 12, 2020. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity. A completed and duly executed Proxy Card shall be mailed in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by 11:59 p.m. Eastern Time on December 7, 2020.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

D25674-P45837

**THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF
APTORUM GROUP LIMITED
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 9, 2020**

The undersigned shareholder of Aptorum Group Limited, a Cayman Islands exempted company with limited liability (the "Company"), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the "Meeting") and the Proxy Statement, each dated October 16, 2020, and hereby appoints, The Chairman of the meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on December 9, 2020, at 8:00 p.m., Hong Kong local time, at 17/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong, or at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned on the reverse side and (ii) in the discretion of any proxy upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

1. To re-elect all seven directors to hold office until the next annual general meeting; and
2. To approve, ratify and confirm the re-appointment of Marcum Bernstein & Pinchuk LLP as the Company's independent auditors for the year ending December 31, 2020, and to authorize the Board of Directors to fix their remuneration.

This proxy should be marked, dated and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.